U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number 000-27239

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ending: December 31, 2015

PART I: REGISTRANT INFORMATION

Full Name of Registrant: TapImmune Inc.

Address of Principal Executive Office:

50 N. Laura Street, Suite 2500

Jacksonville, FL 32202

904-516-5436

PART II: RULES 12B-25(B) AND (C)

The registrant’s annual report, on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III: NARRATIVE

The Registrant has not completed its Annual Report on Form 10-K for the period ended December 31, 2015 due to administrative delays.

PART IV: OTHER INFORMATION

(1)	Name and telephone number of person(s) to contact in regard to this notification

Glynn Wilson: 904-516-5436

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TapImmune Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

TapImmune Inc.

Dated:	March 31, 2016	By:	/s/ Glynn Wilson
Glynn Wilson
Chief Executive Officer